

March 19, 2015

David Schaeffer
Chief Executive Officer
Cogent Communications Holdings, Inc.
1015 31st Street, NW
Washington, D.C. 20007

     Re: Cogent Communications Holdings, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed March 9, 2015
             File No. 000-51829

Dear Mr. Schaeffer:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Maryse Mills-Apenteng

                        Maryse Mills-Apenteng
                        Special Counsel

cc: Brian Miller, Esq.
        Latham & Watkins LLP